                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            NEW FRONTIER MEDIA, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    644398109
                                 (CUSIP NUMBER)

                 KLEHR, HARRISON, HARVEY, BRANZBURG & ELLERS LLP
                           ATTN: BARRY J. SIEGEL, ESQ.
                               1401 WALNUT STREET
                             PHILADELPHIA, PA 19102
                                 (215) 569-4293
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 12, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

================================================================================
CUSIP No. 644398109                               Page 2 of 7 Pages
================================================================================

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pleasure Licensing LLC


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  / /

                                                           (b)  /X/


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO     (see Item 3)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER                             1,400,000
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER                                   0
OWNED BY
                  --------------------------------------------------------------
EACH
REPORTING         9      SOLE DISPOSITIVE POWER                        1,400,000
PERSON
WITH              --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER                              0

--------------------------------------------------------------------------------
                  11     AGGREGATE AMOUNT BENEFICIALLY
                         OWNED BY EACH REPORTING PERSON                1,400,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 17.6%(1)


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                00


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's common stock.

================================================================================
CUSIP No. 644398109                               Page 3 of 7 Pages
================================================================================

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael Koretsky


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  / /

                                                           (b)  /X/


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO     (see Item 3)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER                                     0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER                        1,400,000(2)
OWNED BY
                  --------------------------------------------------------------
EACH
REPORTING         9      SOLE DISPOSITIVE POWER                                0
PERSON
WITH              --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER                   1,400,000(2)

--------------------------------------------------------------------------------
                  11     AGGREGATE AMOUNT BENEFICIALLY
                         OWNED BY EACH REPORTING PERSON             1,400,000(2)

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    17.6%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                IN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(2) Consists of shares of common stock beneficially owned by Pleasure Licensing LLC that Michael Koretsky may also be deemed to beneficially own.

================================================================================
CUSIP No. 644398109                               Page 4 of 7 Pages
================================================================================

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frank Koretsky


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  / /

                                                           (b)  /X/


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO     (see Item 3)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                / /


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER                                     0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER                        1,400,000(3)
OWNED BY
                  --------------------------------------------------------------
EACH
REPORTING         9      SOLE DISPOSITIVE POWER                                0
PERSON
WITH              --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER                   1,400,000(3)

--------------------------------------------------------------------------------
                  11     AGGREGATE AMOUNT BENEFICIALLY
                         OWNED BY EACH REPORTING PERSON             1,400,000(3)

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    17.6%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                IN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


(3) Consists of shares of common stock beneficially owned by Pleasure Licensing LLC that may also be deemed to be beneficially owned by Frank Koretsky.

================================================================================
CUSIP No. 644398109                               Page 5 of 7 Pages
================================================================================


                                  SCHEDULE 13D

          This statement (the "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock") of New Frontier Media, Inc., a Colorado corporation (the "Issuer"). This Statement constitutes an initial filing of Schedule 13D by Pleasure Licensing LLC ("Pleasure"), Michael Koretsky and Frank Koretsky (collectively, the "Reporting Persons").

ITEM 1         SECURITY AND ISSUER

          This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 1050 Walnut Street, Suite 301, Boulder, CO 80302.

ITEM 2         IDENTITY AND BACKGROUND

          (a) This Statement is filed jointly on behalf of the Reporting Persons, as defined above.

          (b-c) The address of Pleasure's principal executive office is 59 Lake Drive, P.O. Box 946, Hightstown, New Jersey 08502. Pleasure's principal business is the licensing of video rights. Each of Michael and Frank Koretsky own 50% of the outstanding membership interests of Pleasure. Michael Koretsky resides at 1064 Buck Creek Circle, Yardley PA 10674. His principal occupation is the production, licensing and distribution of video rights through Pleasure, Pleasure Productions, Inc. and affiliated companies, 59 Lake Drive, P.O. Box 946, Hightstown NJ 08502. Frank Koretsky resides at 17 Astor Drive, Manalapan NJ 07726. His principal occupation is the production, licensing and distribution of video rights through Pleasure, Pleasure Productions, Inc. and affiliated companies, 59 Lake Drive, P.O. Box 946, Hightstown NJ 08502.

          (d) During the last five years, none of Pleasure, Michael Koretsky and Frank Koretsky have been convicted in any criminal proceeding.

          (e) During the last five years, none of Pleasure, Michael Koretsky and Frank Koretsky have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Michael Koretsky and Frank Koretsky are citizens of the United States.


ITEM 3         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The securities were acquired by Pleasure in consideration for a license granted pursuant to a License Agreement dated February 12, 1999.

ITEM 4         PURPOSE OF THE TRANSACTION

          The securities were acquired in connection with a transaction (the "Transaction") whereby Pleasure granted a license to Colorado Satellite Broadcasting, Inc, a subsidiary of the Issuer, to certain video rights.. In connection with the Transaction, Michael Koretsky and Frank Koretsky entered into Consulting Agreements with the Issuer. Under the terms of the Consulting Agreements, each of Michael Koretsky and Frank Koretsky received warrants to purchase 250,000 shares of Common Stock at $2.125 per share, subject to adjustment. Twenty-five percent of such warrants become exercisable on each of February 12, 2000, 2001, 2002 and 2003 and expire on February 12, 2004.

          In addition, the Issuer will issue to each of Michael Koretsky and Frank Koretsky (i) on February 12, 2000,

================================================================================
CUSIP No. 644398109                               Page 6 of 7 Pages
================================================================================


warrants to purchase 100,000 shares of Common Stock, (ii) on February 12, 2001, warrants to purchase 100,000 shares of Common Stock and (iii) on February 12, 2002, warrants to purchase 50,000 shares of Common Stock. Such warrants shall be exercisable for three years from the date of issuance at an exercise price equal to the average closing price of the Common Stock for the 5 days preceding the date of issuance.

          Pursuant to the Consulting Agreement, Michael Koretsky has the right to be appointed to the Board of Directors of the Issuer.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER

          (a-b) As of February 12, 1999, Pleasure is the beneficial owner of, and has sole dispositive and voting power with respect to, 1,400,000 shares of Common Stock, including currently exercisable warrants to purchase 700,000 shares of Common Stock. The 1,400,000 shares constitute 17.6% of the issued and outstanding shares of Common Stock (based on 7,242,000 shares of Common Stock issued and outstanding as of the date hereof, which consists of 6,542,000 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and 700,000 newly issued shares of Common Stock reported herein). Neither Michael Koretsky nor Frank Koretsky beneficially own (for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) any shares of Common Stock, except to any extent that they are deemed to beneficially own the shares of Common Stock reported herein as beneficially owned by Pleasure.

          (c) Except for the transactions described in Items 3 and 4 above, none of Pleasure, Michael Koretsky or Frank Koretsky has effected any transactions in the securities of the Issuer during the past sixty (60) days.

          (d) No persons, other than Pleasure, Michael Koretsky and Frank Koretsky, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

          (e)   Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          As described in Item 4, Michael Koretsky and Frank Koretsky have entered into Consulting Agreements with the Issuer pursuant to which they are to receive warrants to purchase shares of the Issuer's Common Stock. The Warrants issued to Pleasure provide that the holder may not sell, in any ninety day period, a number of shares of Common Stock more than the number of shares as would be permitted to be sold pursuant to the limitations contained in Rule 144(e)(1) promulgated under the Securities Act of 1933.

ITEM 7         MATERIAL TO BE FILED AS EXHIBITS

         None.

================================================================================
CUSIP No. 644398109                               Page 7 of 7 Pages
================================================================================


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 22, 1999
Date
                                         Pleasure Licensing LLC


                                    By:  /s/ Michael Koretsky
                                         ---------------------------------
                                         Michael Koretsky
                                         Member


                                         /s/ Michael Koretsky
                                         ---------------------------------
                                         Michael Koretsky


                                         /s/ Frank Koretsky
                                         ---------------------------------
                                         Frank Koretsky